Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

June 12, 2014

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington D.C.  20549-8626

RE:

Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Eskildsen,

On behalf of the Registrant, this letter responds to your comments communicated orally on May 13, 2014, with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002. In particular, your comments were in regards to the Registrant’s Form N-CSR filing (the “Annual Report”) for the annual period ended April 30, 2013, as filed on July 8, 2013, with respect to two series of the Registrant, the ALPS/CoreCommodity Management CompleteCommodities Strategy Fund (the “CoreCommodity Fund”) and the ALPS/Alerian MLP Infrastructure Index Fund (the “Alerian Fund”).

Set forth in the paragraphs below are your comments of May 13, 2014, followed by the Registrant’s response.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1.

Comment:  The Internet web page for the CoreCommodity Fund appears to (i) refer to the Fund’s short-term capital gains, long-term capital gains and return of capital as “Dividends” rather than “Distributions,” and (ii) refer to distributions characterized as return of capital in the Annual Report as ordinary income.

Response: In response to the comment, the Registrant has revised the reference to “Dividends” on the CoreCommodity Fund’s web page to “Distributions.”  Further, the Registrant notes that the characterization of the CoreCommodity Fund’s distributions for calendar year 2012 on the web page were correct.  The CoreCommodity Fund’s distributions for 2012 at the time of posting were based on information available at the time.  Certain of the posted distributions originally classified as either solely ordinary income or as ordinary income and long-term capital gains were subsequently reclassified as return of capital.  Amended Form 1099s were issued to shareholders and the Internal Revenue Service (“IRS”), and an explanation of the reclassifications was posted to the web page concurrently with the filing of the Annual Report.

2.

Comment: The Internet web page for the Alerian Fund does not clearly differentiate between short-term capital gains, long-term capital gains and return of capital.  The Annual Report includes references to certain distributions for calendar year 2012 as return of capital, which are not specifically classified as such on the Alerian Fund’s web page.

Response:   The Registrant notes that the Alerian Fund, at the time of posting the distribution information for calendar year 2012, was not in a position to determine the final classification because underlying partnerships held by the Fund had not yet made the character of their distributions known.  IRS Form 8937, Report of Organizational Actions Affecting Basis of Securities, is issued by the Alerian Fund to report the reclassification of certain distributions as return of capital when available.

*****

Please feel free to contact the undersigned at 720-917-0864 should you have any questions.

Sincerely,

/s/ David T. Buhler

David T. Buhler, Esq.

Secretary

Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP